(212) 318-6859
markschonberger@paulhastings.com
October 2, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Cicely LaMothe, Branch Chief

Re:	American Mortgage Acceptance Company Form 10-K as of December 31, 2007 Filed March 31, 2008 File No. 001-14583
Dear Ms. LaMothe:
On behalf of our client, American Mortgage Acceptance Company (“AMAC”), this letter sets forth AMAC’s response to the Staff’s comment letter dated September 11, 2008 in connection with the Staff’s review of AMAC’s Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and Form 10-Q for the period ended June 30, 2008 (“Form 10-Q”). Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K or Form 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements and Notes
Note 3 — Investments in Mortgage Loans Receivable, Net, pages 46 — 52
1.
We have read your response to comment three. You indicate that there has been no general allowance (i.e. not charged against specific loans). Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10. Please tell us how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

October 2, 2008

AMAC has asked us to advise the Staff that, on an ongoing basis, it reviews its entire portfolio of loans for timeliness of payment, debt service coverage ratios (“DSCRs”), compliance with representations and warranties under the loan agreements and any other compliance matters on the part of the borrower. Any loans found not to be timely, to have insufficient DSCRs or otherwise not in full compliance with loan agreements are placed on a “watch list”. If substantive issues are found to exist, the loan is placed in “special servicing”. Each reporting period, any loans on the watch list, in special servicing or that have previously been designated as impaired are assessed for impairment (or further impairment). The review for each loan takes into account matters of concern with respect to other loans with the same borrower, other loans with similar risk characteristics as the loan under review and any other environmental factors that may indicate impairment. Likewise, any loans that are performing in accordance with their terms are also reviewed if they share characteristics with loans on the watch list or in special servicing.
As AMAC considers each loan in its portfolio to be individually material, reviews are not performed on a group basis, although the population of loans on the watch list may expand as described above. Accordingly, to date, each impairment charge that AMAC has recorded related to issues specific to the individual loan (normally due to the performance of the underlying property) and no additional reserves were recorded as a result of applying SFAS 5.
Through this process, which AMAC considers to be consistent with SAB 6L, AMAC believes that it identifies all loans for which losses are probable to have arisen as of the reporting date and for which a loss should be accrued pursuant to SFAS 5 and EITF Topic D-80, Question 10.
2.
Further to our previous comment, we note you record impairments as a direct write-down of the related asset. Please tell us how you considered the guidance in paragraph 61 of SFAS 114 which indicates loan impairments should be recorded through a valuation allowance and how the utilization of this methodology as opposed to your utilization of the direct write-down method would have impacted the financial statements. Clarify your methodology in future filings.

For the purposes of clarifying its earlier response, AMAC has asked us to advise the Staff that what it refers to as a “direct write-down” actually represents the specific components of a “valuation allowance” as required by SFAS 114. Future filing will clarify the language and presentation to conform to the SFAS 114 nomenclature.

October 2, 2008

AMAC further advises that none of the loans for which it has recorded an impairment charge have subsequently been sold or otherwise determined to have increased in value since being designated as impaired. While AMAC has increased valuation allowances in certain instances due to further deterioration in the performance of an asset or declining value of collateral, there have been no subsequent improvements in these assets and therefore no reductions to valuation allowances established. As such, there was no difference in methodology that would have impacted the financial statements.
Note 10 — CDO Notes Payable, Page 55
3.
We have read your response to comment four related to your obligation to repurchase loans under certain circumstances. Based on your response we understand that the loans subject to these recourse provisions were transferred in securitization transactions accounted for as financings under SFAS 140 and therefore the loans are still recorded by the company. Please clarify why you believe you are not required to record a provision for the loss you would incur upon the requirement to perform under this recourse obligation under either FIN 45 or SFAS 5. Specifically, if your recourse obligations are between you and your fully consolidated CDO subsidiary, please clarify whether the recourse obligation meets the criteria of paragraph 7(f) of FIN 45.

AMAC has asked us to advise the Staff that, while paragraph 7(f) of FIN 45 also appears to apply, the guarantee provisions disclosed with respect to the transactions led AMAC to conclude that it had not yielded effective control over the securitized assets and therefore, pursuant to paragraph 9 of SFAS 140, did not record the transaction as a sale. Paragraph 6(f) of FIN 45 indicates that “[a] guarantee (or an indemnification) whose existence prevents the guarantor from being able to either account for a transaction as the sale of an asset that is related to the guarantee’s underlying or recognize in earnings the profit from that sale transaction” is not within the scope of FIN 45.
With respect to SFAS 5, if AMAC were to repurchase a loan from the CDO, the transaction would constitute a transfer of assets between entities under common control and would be recorded at carrying value (consistent with the treatment specified in paragraph 11 of SFAS 141). As no loss would be recognized in such a transfer, there would be no charge to income to accrue in accordance with SFAS 5.

October 2, 2008

Exhibits
4.
We note your response to comment 6 of our letter dated August 14, 2008. In your response, you state that you were in the business of entering into repurchase agreements and for this reason, you did not file a copy of the Citigroup repurchase agreement or the termination agreement as exhibits. However, we note that you have filed a copy of the Bear Stearns and Bank of America repurchase agreements as exhibits. Please tell us how you determined the Citigroup repurchase agreement should be treated differently from the other repurchase agreements.

AMAC has asked us to advise the Staff that all of these repurchase facilities were entered into by AMAC in connection with its CDO programs. The Bear Stearns and Bank of America repurchase agreements were filed as exhibits because they were the initial facilities that AMAC entered into when it changed its business plan and decided to focus on CDOs. Until that time, AMAC had not been ordinarily engaged in the CDO business, and the documentation with respect to the first two facilities was filed as material agreements pursuant to Rule 601(b)(10)(i) of Regulation S-K. AMAC entered into the Citigroup facility with respect to its second CDO and determined that the agreements did not need to be filed under Rule 601(b)(10) because these agreements came within the exception under Rule 601(b)(10)(ii) that they were “such as ordinarily accompanies the kind of business conducted by the registrant” and, therefore, were “deemed to have been made in the ordinary course of business”. We note that AMAC made full disclosure of the material terms of those agreements. Notwithstanding the foregoing, AMAC has advised that it has no objection to the filing of the Citigroup documentation if the Staff continues to believe it should be filed.
Signatures
5.
We note your response to comment 7; however, we continue to believe that the signature page does not fully conform to the requirements of General Instruction D and Item 15 of Form 10-K. The report must be signed by the registrant and on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions. Accordingly, the first signature page should present the registrant’s signature and the second page should separately provide the signatures of the CEO, CFO, and managing trustees. Please confirm that you will revise the signatures in future filings.

October 2, 2008

AMAC has asked us to advise the Staff that it will conform to General Instruction D and Item 15 of Form 10-K and have the report signed by the registrant and on behalf of the registrant by its Chief Executive Officer, Chief Financial Officer and at least a majority of the managing trustees in all of its future filings.
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
6.
We note your response to comment 1. In Note 9 of the 10-Q filed August 7, 2008, you disclose that you have entered into a forbearance agreement with Centerline Holding Company in addition to an agreement to extend the maturity date of the loan agreement. We note that the extension agreement was filed as an exhibit to the 8-K filed on July 25, 2008. However, it does not appear that the forbearance agreement has been filed. Please file this agreement in accordance with Item 601 of Regulation S-K or tell us why you believe you are not required to file it.

AMAC has asked us to advise the Staff that the Company did not include the forbearance agreement with Centerline Holding Company because it did not view the forbearance agreement to be a modification or an amendment of the original loan agreement. Rather, it only acknowledged that Centerline would not accelerate payment of the loan despite AMAC’s inability to conform to certain covenants. The execution of the forbearance agreement has been fully disclosed in the Form 10-Q. By contrast, the extension agreement was filed because it did modify a material term of the original agreement. Notwithstanding the foregoing, AMAC has advised that it has no objection to filing the forbearance agreement if the Staff continues to believe it should be filed.
* * * * * * *
If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.
Sincerely,
/s/ Mark Schonberger
Mark Schonberger
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Wilson K. Lee Robert L. Levy John J. Kelly Steven A. Beede David R. Berrey, Deloitte & Touche LLP